

June 27, 2013

Via E-mail
Pamela F. Craven
Chief Administrative Officer
Avaya Inc.
211 Mount Airy Road
Basking Ridge, NJ 07920

      Re: **Avaya Inc.**
               Form 10-K for the Year Ended September 30, 2012
               Filed December 12, 2012
               File No. 001-15951

Dear Ms. Craven:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Results of Operations, page 45

1. We note your disclosure in the last paragraph of page 46 that declining revenues from indirect channel sales during fiscal 2012 were due to several factors including inventory working capital management by distributors. Refer to Financial Reporting Codification section 501.04. In light of the importance of your indirect channel sales revenues to your operating results, please quantify for us and disclose where material the amount by which such factors caused the declines.

2. We note on page 78 that indirect sales channel revenues are reduced by provisions for estimated sales returns and allowances, and that such estimated sales returns contemplate inventory levels held by your distributors. Please explain why your provisions, made at

the time of shipment and fulfillment of contractual obligations, for estimated channel partner sales returns were inadequate at the September 30, 2011 so as of have a material impact on your indirect channel sales revenues for the year ended September 30, 2012.

- Tell us the type of products that were subject to the under estimated returns.
- Identify the reporting segments in which they occurred.
- Tell us, by segment, the periods affected and the impact these underestimated returns had on reported results.
- If material, your discussion of results of operations should be revised to describe known uncertainties in your sales return estimating process. See Item 303(a)(3)(ii) of Regulation S-K.

Financial Statements

13. Benefit Obligations, page 103

3. We note from the table on page 106 that your expected return on US pension plan assets of 8.5% remained unchanged in the last three years. We also note on page 108 that as of September 30, 2012 the actual weighted average asset allocations reflect substantially greater investment in *debt securities* than *equity securities*. In addition, the actual allocation to *debt securities vs. equity securities* as of September 30, 2012 was also weighted more heavily toward debt securities in relation to equity securities than the long-term target allocation. Given the low yields available from investments in debt instruments and the uncertainty of continuing equity market appreciation, explain to us your consideration of the reasonableness of your 8.5% expected return on US pension plan assets given your actual assets allocations.

Item 11. Executive Compensation Discussion and Analysis, page 143

4. We note that several of your named executive officers for 2012 were no longer executive officers of the company at the end of the fiscal year. Please provide disclosure in the forepart of your discussion of executive compensation to identify your NEOs for 2012 and their status at the time you filed the Form 10-K, including separation dates for former executive officers.

Base Salaries, page 144

5. Please add Dr. Baratz to your discussion regarding base salaries for 2012.

Short-Term Incentives, page 145

Individual Contribution Level, page 145

6. Please provide an example of how an employee's individual contribution level would increase or decrease an employee's award under your STIP.

Additional Cash Payments, page 145

7. Pursuant to Item 402(b)(1)(v), please describe how you determined the amounts payable to your NEOs pursuant to your NES employee cash bonus program and cash retention aware program.

Long-Term Incentives, page 146

Fiscal 2012 Awards, page 147

8. Please describe how you determine the amount of time-based and market-based MoM stock options to award to your NEOs. In addition, please describe how and when you determine whether the MoM options have vested. Moreover, discuss the basis for granting Mr. Mitchell a retention-based stock option award in 2012.

Employment, Change in Control and Separation Agreements, page 150

Dr. Baratz's Separation Agreement, page 152

9. Please provide the date of Dr. Baratz's separation and his position immediately prior to his departure.

Grant of Plan-Based Awards in Fiscal 2012, page 158

10. Please note that you have labeled two columns "Estimated Future Payouts Under Non-Equity Incentive Plan Awards." Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director